UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2012

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        Golar LNG Limited
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited dated February 14, 2012.

Exhibit 99.1

Golar LNG - Expanding fleet

Golar LNG Limited ("Golar" or the "Company") today announced details of an expansion to its fleet. The Board of Golar has in the recent months considered several options for expanding the Company's activities. This has included growth through acquisitions as well as organic growth. Particular emphasis has been given to valuations, operating efficiencies and timing of such an expansion. The Board sees significant strength in the present development in the LNG shipping market. Global LNG trade is estimated to increase by in the region of 8%-10 % per year over the next few years with further upside if US LNG exports materialise.

The Board has in the recent months been in discussions with several yards with respect to increasing the size of the Company's new building program. The fact that ship newbuilding prices in general are under some pressure and also that the new tri-fuel engines are significantly cheaper to operate than the previous generation steam turbine ships makes newbuildings attractive. The Company believes that it is important to get new capacity delivered as early as possible in order to position Golar for the anticipated large LNG volume increases expected to come from Australia and possibly the US in 2015 - 2016.

As a first part of this expansion Golar is pleased to announce that it has entered into two newbuilding contracts for 162,000 m3 new buildings with fixed priced options for a further two with the Korean shipbuilder Hyundai Samho Heavy Industries Co., Ltd. ("Hyundai") One vessel will deliver during the third quarter of 2014 and the other will deliver during the fourth quarter of 2014.

The total cost of the two vessels is slightly above $400 million. As with Golar's existing newbuilding orders, the vessels will be delivered with tri-fuel diesel electric engines. The new engines will be more fuel efficient and will also have lower emission levels of pollutants and CO2.

Chairman John Fredriksen says in a comment: "We are excited to see the rapid developments in the LNG market. We clearly see LNG as one of the key parts in the future energy supply chain. The increased flexibility provided by floating production and regas solutions has transformed the LNG industry and made it significantly more competitive versus other energy types. The large global spreads in gas prices, the high growth in trade, and the tight availability of shipping gives this investment a solid foundation."

In addition to these reported contracts with Hyundai, Golar is in final discussions with regards to further increasing the Company's new building investment. This includes ordinary LNG carriers as well as ordering more infrastructure type LNG assets. A final clarification about this should be expected in the coming weeks.

Golar is now uniquely positioned with a total of 13 modern LNG carriers including 2 FSRU's available for trading in the period 2012- 2014. In addition the company has several older vessels available. The Board will use the existing open position to seek strategic partnerships as well as creating a balanced portfolio of short, medium and long term charters. With the large new building commitment at attractive prices; the current portfolio of long term charters and the corporate structure including Golar LNG Partners, the Company is well positioned to serve its customers rapid expansion and to grow earnings aggressively in the years the come. These latest orders confirm Golar's commitment to be the worlds leading independent LNG shipping company.

Forward Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements. Such forward looking statements, based upon the current beliefs and expectations of Golar's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The information set forth herein should be read in light of such risks. Golar does not assume any obligation to update the information contained in this press release.

Golar LNG Limited
14 February, 2012
Hamilton, Bermuda

Golar LNG Management Ltd - +44 207 063 7900
Brian Tienzo
Stuart Buchanan

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited (Registrant)

Date: February 14, 2012	By:	/s/ Brian Tienzo Brian Tienzo Principal Financial Officer